

November 2, 2023

Stephen Cumming
Chief Financial Officer
Edgio, Inc.
11811 North Tatum Blvd., Suite 3031
Phoenix, AZ 85028

   Re: Edgio, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2022
     Form 10-Q for Fiscal Quarter Ended June 30, 2023
     File No. 001-33508

Dear Stephen Cumming:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Consolidated Statements of Operations, page 49

1. Per footnote (2) on the face of the statements of operations, you state cost of services excludes amortization related to various noted intangible assets and you present gross profit that excludes these expenses. Accordingly, it appears your presentation of "gross profit" is a prohibited non-GAAP financial measure pursuant to Item 10(e)(1)(ii)(C) of Regulation S-K. Please remove this measure from the face of your statements of operations. Additionally, if you present non-GAAP "gross profit" measure elsewhere in the filing, clearly label it as non-GAAP and include all required disclosures regarding non-GAAP measures in accordance with Item 10(e)(1)(i) of Regulation S-K, including a reconciliation to the comparable GAAP measure (whether or not the comparable GAAP measure is presented). Consider this comment in regard to your presentation in earnings releases contained in Form 8-K's furnished.

Note 19. Leases and Commitments, page 89

2. Please disclose, in your annual and interim period filings, the weighted-average remaining lease term and weighted-average discount rate for all periods presented in accordance with ASC 842-20-50-4(g).

Form 10-Q for Fiscal Quarter Ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

3. You have reported several consecutive periods of operating and net losses and negative operating cash flows. Please discuss whether these are known trends. In doing so, include descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably likely based on your assessment to have a material impact on future operations. For example, consider discussing the operational reasons for the losses and negative operating cash flows, what you must do to generate positive results and operating cash flows and explain how you intend to meet your cash requirements and maintain operations. Refer to Item 303 of Regulation S-K and Release No. 33-6835 and 33-8350 for guidance.

Results of Operations

4. Please revise to quantify factors to which changes are attributed. For example, you attribute the revenue increase to the inclusion of revenue from the Edgecast acquisition, however, you do not quantify its impact, nor address how the decrease in the number of your active clients worldwide affected your revenue. Refer to the introductory paragraph of Item 303(b) of Regulation S-K and (b)(2)(i) therein, and section 501.04 of our Codification of Financial Reporting Policies for guidance.

Liquidity and Capital Resources
Operating Activities

5. It appears your analyses in this Form 10-Q and 2022 Form 10-K do not fully explain the changes in net cash flows of operating activities between the respective current and corresponding prior year periods presented. For example, the items cited in this Form 10-Q analysis appear to sum to a negative change of $6,885 for the current period when the current period decreased by $21,187, and the items cited in the 2022 Form 10-K analysis appear to sum to a positive change of $39,447 for the current period when the current period decreased by $12,758. Please expand your analysis to discuss all material factors affecting the reported amount of operating cash flows from period to period and the reasons underlying these factors. In so doing, refer to the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for guidance on the analysis.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services